UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CNINSURE INC.
(Name of Issuer)
ORDINARY SHARES
(Title of Class of Securities)
G2352K 108
(CUSIP Number)

Yinan Hu	Qiuping Lai	With a copy to:
Kingsford Resources Limited	22/F, Yinhai Building	Scott Clemens
High Rank Investments Limited	No. 299 Yanjiang Zhong Road	Baker & McKenzie LLP
c/o Yinan Hu	Guangzhou, Guangdong	Suite 3401, China World Tower 2
22/F, Yinhai Building	510110	China World Trade Center
No. 299 Yanjiang Zhong Road	People’s Republic of China	1 Jianguomenwai Avenue
Guangzhou, Guangdong 510110	(86)(20) 6122 2777	Beijing 100004
People’s Republic of China		People’s Republic of China
(86)(20) 6122 2777		(86)(10) 6535 3971
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 14, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS Yinan Hu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		3,240,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		219,441,430[1]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,240,000

WITH	10	SHARED DISPOSITIVE POWER

219,441,430

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

222,681,430

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 Includes 170,226,375 ordinary shares, and 9,258,840 ordinary shares in the form of American Depositary Shares (each representing 20 ordinary shares) held through Kingsford Resources Limited (see Item 5).

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS Kingsford Resources Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		219,441,430[2] High Rank Investments Limited may also be deemed to have power with respect to the above shares (see Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		219,441,430[2] High Rank Investments Limited may also be deemed to have power with respect to the above shares (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

219,441,430

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
2 Includes (i) 208,121,430 ordinary shares, and (ii) 11,320,000 ordinary shares in the form of American Depositary Shares (each representing 20 ordinary shares).

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS High Rank Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		219,441,430[3] Kingsford Resources Limited may also be deemed to have power with respect to the above shares (see Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		219,441,430[3] Kingsford Resources Limited may also be deemed to have power with respect to the above shares (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

219,441,430

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
3 Includes (i) 208,121,430 ordinary shares, and (ii) 11,320,000 ordinary shares in the form of American Depositary Shares (each representing 20 ordinary shares).

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS Qiuping Lai

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		2,400,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		219,441,430[4]

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,400,000

WITH	10	SHARED DISPOSITIVE POWER

219,441,430

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

221,841,430

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
4 Includes 24,044,465 ordinary shares and 1,307,820 ordinary shares in the form of American Depositary Shares (each representing 20 ordinary shares) held through Kingsford Resources Limited.

This Amendment No. 1 on Schedule 13D/A (this “Amendment No. 1”) amends that certain Schedule 13D previously filed with the Securities and Exchange Commission on May 16, 2011 (the “Original Filing”) relating to the ordinary shares, par value $0.001 per share (“Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (“ADSs,” each ADS representing 20 Ordinary Shares), of CNinsure Inc. (the “Issuer”). The Ordinary Shares are represented by American Depositary Shares (“ADSs”), each ADS representing 20 Ordinary Shares. The Issuer’s ADSs are listed on the NASDAQ Global Select Market under the symbol “CISG”.
This Amendment No. 1 is being filed jointly by Yinan Hu, Kingsford Resources Limited (“Kingsford Resources”), High Rank Investments Limited (“High Rank Investments”) and Qiuping Lai (together, the “Reporting Persons”).
Unless otherwise stated herein, the Original Filing remains in full force and effect. Terms used therein and not defined herein have the meanings ascribed thereto in the Original Filing.
Item 2. Identity and Background
Item 2 is hereby amended and supplemented by adding the following at the end thereof:
As described in Item 6 below, the Sponsor, Yinan Hu, Kingsford Resources, and the Existing Investor have entered into an agreement which terminates the Consortium Agreement. The information set forth in Items 4 and 6 below is hereby incorporated by reference into this Item 2.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and supplemented by adding the following at the end thereof:
As described in Item 4 below, the Sponsor, Yinan Hu, Kingsford Resources, and the Existing Investor have withdrawn the Proposal. The information set forth in Items 4 and 6 below is hereby incorporated by reference into this Item 3.
Item 4. Purpose of Transaction
Item 4 is hereby amended and supplemented by adding the following at the end thereof:
On September 14, 2011, the Sponsor, Yinan Hu, Kingsford Resources, and the Existing Investor submitted a letter (“Proposal Withdrawal Letter”) to the Special Committee of the Board of Directors of the Issuer which notified the Issuer that such parties had unanimously determined to withdraw the Proposal. The withdrawal of the Proposal was effective as of September 14, 2011. A copy of the Proposal Withdrawal Letter has been filed as Exhibit 99.5 to this Amendment No. 1. The information set forth in Item 6 below is hereby incorporated by reference into this Item 4.
Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Company
Item 6 is hereby amended and supplemented by adding the following at the end thereof:
In connection with the withdrawal of the Proposal, Yinan Hu, Kingsford Resources, the Existing Investor and the Sponsor have entered into a termination agreement, dated September 15, 2011 (the “Consortium Termination Agreement”), which terminates the Consortium Agreement. A copy of the Consortium Termination Agreement has been filed as Exhibit 99.6 to this Amendment No. 1. The information set forth in Item 4 above is hereby incorporated by reference into this Item 6.
Item 7. Material to Be Filed as Exhibits
Item 7 is hereby amended and supplemented by adding the following exhibits:

Exhibit 99.5:	Proposal Withdrawal Letter to the Special Committee of the Board of Directors of the Issuer dated September 14, 2011

Exhibit 99.6:	Consortium Termination Agreement, dated September 15, 2011, by and among Yinan Hu, Kingsford Resources Limited, CDH Inservice Limited and the TPG Asia V MU, Inc.

Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2011	YINAN HU
	By:	/s/ Yinan Hu
		Name:	Yinan Hu

KINGSFORD RESOURCES LIMITED
	By:	/s/ Yinan Hu
		Name:	Yinan Hu
		Title:	Director

HIGH RANK INVESTMENTS LIMITED
	By:	/s/ Qiuping Lai
		Name:	Qiuping Lai
		Title:	Director

QIUPING LAI
	By:	/s/ Qiuping Lai
		Name:	Qiuping Lai